MANAGEMENT'S DISCUSSION AND ANALYSIS PERIOD ENDED SEPTEMBER 30, 2006

T A B L E   O F   C O N T E N T S

MANAGEMENT'S DISCUSSION AND ANALYSIS PERIOD ENDED SEPTEMBER 30, 2006

1.1           Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Great Basin Gold Ltd. ("Great Basin", or the "Company") for the year ended December 31, 2005 and the unaudited consolidated financial statements for the three and nine months ended September 30, 2006. All dollar amounts herein are expressed in Canadian Dollars unless stated otherwise.

This MD&A is prepared as of November 9, 2006.

This discussion includes certain statements that may be deemed "forward-looking statements". These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to take place in the future are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, drilling and development results, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those stated herein.

1.2            Overview

Great Basin Gold Ltd. ("Great Basin" or the "Company") is a mineral exploration company that is currently focused on two advanced stage projects: Hollister Development Block (“HDB”) Project, that covers about 5% of the Hollister (previously known as Ivanhoe) Gold-Silver Property on the Carlin Trend in Nevada, USA and the Burnstone Gold Project in the Witwatersrand goldfield in South Africa.

The main activities in the nine months of fiscal 2006 were:

Burnstone

  completion of the Feasibility Study for Area 1 in May;

  start of decline development in July; and

  acquisition of eight new order prospecting rights, covering approximately 30,000 hectares, in August and October.

Hollister

  monitoring the underground exploration and development activity by Hecla Mining Company (“Hecla”) at the HDB Project. Hecla, operator of the HDB Project, initiated underground access development in 2004, underground drilling in February 2006 and continues to carry out other feasibility work designed to complete a feasibility study for the Project by the second quarter of 2007;

  commissioning an updated Preliminary Assessment of the HDB by Great Basin for a listing application to the JSE Limited (“JSE”), the stock exchange in Johannesburg, South Africa.
  Results of the Preliminary Assessment were released in August; and

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  re-initiation of surface exploration on the overall Hollister Property by Great Basin in August.

Subsequent to the end of the third quarter, Great Basin received approval for a secondary listing on the JSE in the Mining sector, Gold Mining sub-sector. The shares began trading on October 27, 2006 under the abbreviated name GB Gold.

In November 2006, Ms. Zelda Smit, CA, joined the Company as Chief Financial Officer and Mr. Patrick R. Cooke, CA, was appointed to the Company's Board of Directors. In addition to these new appointments, four directors – Robert Dickinson, Scott Cousens, Jeffrey Mason and Robert Still retired from the Board, leaving a complement of nine directors. The changes reflect the Company’s evolution to a development and production company.

The Company also holds 100% interest in the Casino property in Yukon, Canada, subject to a 5% net profits interest on some of the claims. The property hosts a porphyry copper-gold deposit. The Company has not done any work at Casino for several years, and has optioned portions of the property to other companies in 2000 and 2002 (see details below).

1.2.1         Hollister Property, Nevada, USA

The Hollister property is located in the northeastern part of the Carlin Trend, approximately 80 km (50 mi) from Elko, Nevada. Great Basin’s exploration efforts at Hollister resulted in the discovery and delineation of several high-grade gold-silver vein systems, as well as the identification of a number of other exploration targets, including evidence for Carlin-style gold mineralization at depth.

The Company’s activities at Hollister in the first two quarters of 2006 focused on monitoring the underground exploration and development activity by Hecla at the Hollister Development Block Project. The Hollister Development Block (HDB) constitutes approximately 5% of the Great Basin’s Hollister Property. In the third quarter, Great Basin re-initiated surface exploration on the overall Hollister Property.

Hollister Development Block – Property Agreements

In August 2002, Great Basin and Hecla finalized Earn-In and Joint Operating Agreements, whereby Hecla could vest in a 50% working interest in the Hollister Development Block, subject to a purchase price royalty in favor of Great Basin, provided Hecla funded a US$21.8 million, two-stage, advanced exploration and development program (or otherwise achieved commercial production) and issued 4 million Hecla share purchase warrants to Great Basin (of which 2 million have been issued to date). Concurrent with and in proportion to the Hecla warrants, Great Basin was to issue 2 million share purchase warrants to Hecla of which 1 million have been issued to date.

Under the Earn-In Agreement, Hecla was to be the operator during the Stage 1 and Stage 2 work programs, and would continue to be the operator of the mine if a positive production decision is made.

A sliding scale royalty on Hecla’s share of production is payable in cash or in kind by Hecla to Great Basin. At a cash operating profit per ounce of gold equivalent in the range of US$100-200 per ounce, the

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royalty is equal to US$50 per ounce. The royalty would become payable by Hecla once it has recovered 115% of its Stage 1 and 2 pre-production expenditures.

To resolve a disagreement between the parties over the interpretation of the 2002 Earn-in Agreement, the Agreement was modified in February 2006. The main modifications are as follows:

  Hecla committed to complete and fund 100% of the remaining Stage 1 earn-in activities by March 31, 2007 at its sole cost. The Stage 1 underground exploration program on the Hollister Development Block consists of a decline, cross-cuts and diamond drill stations to access the three vein systems.

  Hecla is to fund Great Basin’s share of any Stage 2 activities until such time that a feasibility study has been delivered to Great Basin. Upon receipt of the feasibility study, Great Basin is required to reimburse its share of Stage 2 costs to Hecla. Stage 2 activities are those which consist primarily of the development of the HDB into a mining operation, and lead to commercial production.

  If the decision is made to develop and operate a mine, Hecla must achieve commercial production by August 2, 2009, as a condition of earning a 50% working interest in the project.

  Hecla is entitled to the proceeds of the first 50,000 ounces of gold (or equivalent) up to the actual costs of Stage 1 activities, not to exceed $25.07 million, from pre-production Stage 1 activities.
  Thereafter any pre-production revenues will be equally shared.

Hollister Development Block - Property Activities

Feasibility Study

The Clementine, Gwenivere and South Gwenivere vein systems were discovered by Great Basin through extensive drilling programs from 1998-2001. The Earn-in Agreement with Hecla was signed in 2002, and permits were applied for and received over the following two years.

The underground exploration and development program began in mid 2004. The decline and underground staging sites for diamond drilling were completed by the end of 2005, and a 55,000 ft (16,765 m) drilling program began in February 2006. To October 8, 2006, over 50% of the program had been completed with some excellent gold and silver grades have intersected in the Gwenivere and Clementine vein systems over widths from 2 to 15 feet. Drilling and engineering studies continue, with the objective of completing a feasibility study for the Project by the second quarter of 2007.

Underground Development

From October 2004, when underground development for the HDB was initiated, to September 10, 2006, the total project advance was 6,769 ft (2,063 m). A breakdown of the development is tabulated below:

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HEADING	Total Project* Advance (feet)
Portal	66
Decline	2,764
Lateral	1,918
Diamond Drill Stations	738
Miscellaneous Openings**	1,102
Gwenivere I-drift	181
Total Advance	6,769
*	numbers to September 10/06
**	Includes cross cut

Results were received for sampling along the first 160 feet of the drift along the Gwenivere vein. Based on 220 samples in the drift, the average grade of the vein in this area is approximately 0.87 ounces of gold per ton (29.8 grams gold per tonne) and 14 ounces of silver per ton (458 grams silver per tonne) over an average width of 3.5 ft (1.08 m, undiluted).

Additional drifting on the Gwenivere vein and both the South and Central Clementine veins is planned in the fourth quarter to generate a bulk sample for metallurgical and mill testing (see below). Extraction of approximately 5,000 tons of bulk sample from the different veins within the system is planned.

Drilling Program

Underground drilling began in February 2006. The planned program consists of 55,000 ft (16,765 m) of underground diamond drilling. The drill holes are generally short, less than 700 ft (215 m) in length, and closely-spaced. The objective of the drilling program is to upgrade the inferred resource previously identified by Great Basin for the three vein systems and, in conjunction with the feasibility study, convert it to a mineral reserve.

To October 8, 2006, 85 drill holes had been completed for a total of 30,568 ft (9,317 m), over 60% of the planned program. A second drill has arrived and is operating underground at the site, and diamond drilling is slated for completion in the first quarter of 2007.

Results from seventeen holes were announced in August. The holes intersected multiple veins with excellent grades in both the Gwenivere and Clementine vein systems. Results are tabulated below. There were no significant intersections in holes 025 and 026.

TABLE OF ASSAY RESULTS – UNDERGROUND DRILLING
Hole #	Vein	From	To	Intercept (ft)	Est. True Width (ft)	Au (oz/t)	Ag (oz/t)
HDB-011	Clementine	36.9 114.7 141.8 186.1	37.6 115.4 143.0 186.9	0.7 0.7 1.2 0.8	0.6 0.5 0.9 0.7	0.36 2.31 0.12 0.01	13.3 55.7 0.09 0.2
Hole #	Vein	From	To	Intercept (ft)	Est. True Width (ft)	Au (oz/t)	Ag (oz/t)
		204.0	204.6	0.6	0.5	0.75	3.7

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		267.9 270.4	270.4 270.8	2.5 0.4	1.9 0.2	0.004 0.003	0.03 0.04
HDB-012	Clementine	25.5 36.3 101.2 126.6 173.1 179.0 254.7 284.0	28.0 37.6 101.6 127.5 173.4 179.5 255.0 289.0	2.5 1.3 0.4 0.9 0.3 0.5 0.3 5.0	2.1 1.0 0.4 0.8 0.3 - 0.2 1.3	0.19 0.002 3.46 0.46 0.10 1.04 0.22 0.37	3.9 0.1 7.2 1.1 2.3 1.7 0.1 0.2
HDB-013	Clementine	23.1 92.0 119.0 148.3 150.3 156.5 219.7 286.3 328.7	25.5 93.0 119.8 150.3 152.9 157.0 221.4 286.6 329.4	2.4 1.0 0.8 2.0 2.6 0.5 1.7 0.3 0.7	2.0 1.0 0.8 1.9 2.4 0.5 1.6 0.3 0.7	0.40 0.33 0.86 0.01 0.20 0.23 3.84 7.55 0.29	9.8 18.2 3.5 0.07 2.4 2.6 201 27.6 3.6
HDB-014	Clementine	24.5 97.0 123.4 160.3 172.1 239.8	25.2 97.9 125.0 164.6 172.9 242.2	0.7 0.9 1.6 4.3 0.8 2.4	0.5 0.8 1.4 3.7 0.7 2.3	0.31 1.05 0.69 0.12 0.04 0.38	5.6 3.2 2.0 1.2 1.3 3.2
HDB-015	Clementine incl. incl. incl. incl. incl.	27.3 27.3 28.3 29.5 31.1 46.6 116.8 194.6 221.8 294.6 296.5 299.7	31.1 28.3 29.5 31.1 32.5 47.0 118.0 196.1 229.2 300.1 299.7 300.1	3.8 1.0 1.2 1.6 1.4 0.4 1.2 1.5 7.4 5.5 3.2 0.4	3.4 0.9 1.1 1.4 1.2 0.3 0.7 0.9 7.0 4.4 2.5 0.3	0.93 0.69 0.03 1.75 0.02 0.25 0.12 1.11 0.04 0.33 0.009 1.25	10.2 10.3 1.0 17.1 0.6 2.9 2.9 10.1 0.7 1.5 0.4 4.3
HDB-024	Clementine	31.8	38.5	6.7	5.7	nil	8.3
HDB-024A	Clementine	25.5 26.1	26.1 27.7	0.6 1.6	0.5 1.3	0.04 0.001	1.3 0.02
Hole #	Vein	From	To	Intercept (ft)	Est. True Width (ft)	Au (oz/t)	Ag (oz/t)
		27.7 124.0	34.8 124.6	7.1 0.6	5.2 0.3	0.23 0.21	2.7 0.2

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		236.2 375.4 377.7	237.2 377.7 378.2	1.0 2.3 0.5	0.7 0.4 0.1	0.90 0.03 0.29	2.5 0.2 0.5
HDB-022A	Gwenivere	83.8	85.8	2.0	1.5	0.52	1.6
HDB-027	Clementine	103.2 153.4 267.4	104.6 154.2 268.1	1.4 0.8 0.7	1.0 0.6 0.5	0.22 0.19 0.05	0.5 0.5 2.2
HDB-028	Clementine incl. incl.	88.9 156.8 156.8 157.4 230.3	89.3 158.0 157.4 158.0 231.1	0.4 1.2 0.6 0.6 0.8	0.4 0.8 0.4 0.4 0.8	8.01 0.62 0.21 1.04 8.67	18.4 7.3 1.8 12.7 33.5
HDB-029	Clementine incl.	25.5 50.5 83.0 133.9 211.7 212.2 223.9	26.3 52.6 84.5 141.8 212.2 218.0 227.5	0.8 2.1 1.5 7.9 0.5 5.8 3.6	0.8 1.8 1.5 7.2 2.0 0.3 5.0 3.4	1.29 0.47 0.46 0.35 0.74 0.02 0.21 3.29	13.7 89.2 pending 3.1 13.7 nil 12.9 39.5
HDB-031	Clementine	32.4 46.2 55.2 174.7 174.7 175.3 177.1 270.8	32.8 48.0 57.8 178.0 175.3 177.1 178.0 272.6	0.4 1.8 2.6 3.3 0.6 1.8 0.9 1.8	0.4 1.8 2.1 2.9 0.5 1.6 0.8 1.3	0.592 0.02 0.31 0.07 0.23 0.002 0.11 0.25	9.28 1.4 14.9 1.2 4.8 0.1 1.0 4.3
HDB-032	Clementine incl. incl.	63.8 217.4 217.4 218.3 219.4 225.7 340.3	67.0 220.0 218.3 219.4 220.0 227.4 341.5	3.2 2.6 0.9 1.1 0.6 1.7 1.2	2.3 2.1 0.7 0.9 0.5 1.1 0.9	1.21 0.18 0.12 0.31 0.01 0.08 0.12	5.0 1.1 1.0 1.4 0.6 3.3 3.3
HDB-033	Clementine	229.7	230.4	0.7	0.6	0.35	0.2
HDB-034	Clementine	42.0 47.6	44.6 47.8	2.6 0.2	2.1 0.2	0.01 0.96	0.2 3.0

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Engineering Studies

The outline for the feasibility study was finalized during the quarter, and Hecla began the process of identifying a consultant to review and compile the various studies to complete a final report. Various engineering and environmental studies were ongoing as well as a review of bonding and permitting requirements.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

The following section uses the term ‘inferred resources’. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize ‘inferred resources’. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Preliminary Assessment

All information relating to the contents of the Preliminary Assessment, including but not limited to statements of the project's potential and information under the headings "Key Parameters and Results" are "forward looking statements" within the definition of the United States Private Securities Litigation Reform Act of 1995. The Preliminary Assessment was prepared to broadly quantify the project's capital and operating cost parameters and to provide guidance on the type and scale of future project engineering and development work that will be needed to ultimately define the project's likelihood of feasibility and optimal production rate. It was not prepared to value the project nor should it be considered to be a pre-feasibility study. The capital and operating cost estimates which were used have been developed only to an approximate order of magnitude based on generally understood capital cost to production level relationships, and they are not based on any systematic engineering studies, so the ultimate costs may vary widely from the amounts set out in the Preliminary Assessment. This could materially and adversely impact the projected economics of the project. As is normal at this stage of a project, data is incomplete and estimates were developed based solely on the expertise of the individuals involved as well as the assessments of other persons who were involved with previous operators of the project. At this level of engineering, the criteria, methods and estimates are very preliminary and result in a high level of subjective judgment being employed.

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the conclusions of the Preliminary Assessment and the ultimate feasibility of the project. The mineralized material at the project is currently classified as inferred resources and it is not reserves. The mineralized material in the Preliminary Assessment is based only on the resource model developed by Behre Dolbear and Company in October 2001. Considerable additional work, including in- fill drilling, additional process tests, and other engineering and geologic work will be required to determine if the mineralized material is an economically exploitable reserve. There can be no assurance that this mineralized material can become a reserve or that the amount may be converted to a reserve or the grade thereof. Final feasibility work has not been done to confirm the mine design, mining methods, and processing methods assumed in the Preliminary Assessment. Final feasibility could determine that the assumed mine design, mining methods, and processing methods are not correct. Construction and operation of the mine and processing facilities depends on securing environmental and other permits on a timely basis. No permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Data is incomplete and cost estimates have been developed in part based on the expertise of the individuals participating in the preparation of the Preliminary Assessment and on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction, and on-going operating costs and metal recoveries could be materially different from those contained in the Preliminary Assessment. There can be no assurance that mining can be conducted at the rates and grades assumed in the Preliminary Assessment. The Preliminary Assessment assumes specified, long-term prices levels for gold and silver. Prices for these commodities are historically volatile, and Great Basin has no control of or influence on those prices, all of which are determined in international markets. There can be no assurance that the prices of these commodities will continue at current levels or that they will not decline below the prices assumed in the Preliminary Assessment. Prices for gold and silver have been below the price ranges assumed in Preliminary Assessment at times during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially and adversely affect the value and feasibility of constructing the project. Other general risks include those ordinary to large construction projects including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental, and accommodation of local and community concerns.

In connection with the JSE listing, Great Basin commissioned Minefill Services, Inc. to complete a review of project activities and update the preliminary assessment of the Hollister Property. The updated preliminary assessment is described was completed in August 2006.

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The updated study uses the same mineral resource estimate as the 2002 preliminary assessment but includes a review and update of the mining method and rate, some new information on metallurgical recoveries, and updated mining, transportation and processing costs, and revised long term metal prices. As the study uses inferred mineral resources that are geologically speculative, there is no assurance that the results of the preliminary assessment will be realized.

As announced subsequent to the end of the quarter in August 2006, the updated preliminary assessment shows excellent returns for a 520-ton per day underground operation, mining the high-grade gold-silver mineralization from the Gwenivere, Clementine and South Gwenivere vein systems on Hollister Development Block. Using US dollars, a gold price of US$450/oz and a silver price of US$7.00/oz, the pre-tax results for 100% of the project as estimated in the study indicate a very robust 78% internal rate of return and net present value of US$118 million.

Key parameters and results for 100% of the project are summarized below:

HOLLISTER DEVELOPMENT BLOCK PROJECT PRELIMINARY ASSESSMENT UPDATE AUGUST 2006 US dollars, Gold price: US$450/oz and Silver price: US$7.00/oz
Inferred Mineral Resource (0.25 oz/ton cut-off)	719,000 tons grading 1.29 oz/ton gold and 7.00 oz/ton silver**
Production Rate	520 tons/day
Recoveries	95% gold 90% silver
Annual Production	150,000 oz gold 760,000 oz silver
Life of Mine Production	882,000 oz gold 4,529,000 oz silver
Start up Capital Cost	$41.3 million
Operating Costs Mining Toll milling Trucking General & Administration Sustaining capital	$55.00/ton $55.00/ton $20.00/ton $10.00/ton $35.50/ton
Cash Cost	$213.25/eq oz1
Total Cost	$258.00/eq oz1
Life of Mine	5.9 years
Payback	1.2 years
Internal Rate of Return	78%
Net Present Value (5% discount)	$118.3 million

**Undiluted
1 Gold equivalent is calculated using the above gold and silver prices and the formula:
Au-eq oz == Au oz + (Ag oz * Ag price/Au price)

Sensitivity analyses conducted to test the key assumptions (metal prices and capital and operating costs) show the robustness of the project, returning a 60% IRR for metal prices of $400/oz for gold and $6.00/oz for silver to a 92% IRR for metal prices of $500/oz for gold and $8.00/oz for silver. The project returns

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were also shown to be relatively insensitive to capital and operating costs: the IRR ranges from 62% to 97% for variations in the capital and operating costs of +/- 20%. In addition, the project NPV (at a 5% discount) varies from $87 million to $125 million under the same capital and operating sensitivities of +/- 20%.

The preliminary assessment was completed by David Stone, P.Eng., an independent qualified person as defined by National Instrument 43-101. A technical report has been filed on www.sedar.com.

Surface Exploration

A CDN$3 million exploration program is planned that includes 28 drill holes, totaling 48,850 ft (14,890 m) on the Hollister property. Within the Hollister Development Block area, 14,450 ft (4,400 m) in 11 drill holes are planned to test five targets. Outside of the Hollister Development Block, 17 drill holes, totaling 31,400 ft (9,570 m) are planned in four target areas. Targets have been outlined by gold values in historical drill holes, known mineral occurrences, favourable geology, or a combination of these factors.

Exploration began in late August 2006, with a program of 75 km of geophysical surveys to refine the targets prior to drilling. Great Basin is operating the surface exploration program.

1.2.2         Burnstone Gold Property, Mpumalanga Province, South Africa

The Burnstone Gold Property is located approximately 80 km (50 mi) southeast of Johannesburg, near the town of Balfour. The property lies in open, rolling countryside that has excellent infrastructure, including paved highways, railroads and power lines.

The Property encompasses 44,807 hectares situated on portions of 34 farms (mineral claims) and hosts an 18 km (11 mi) long mineralized corridor. Within the corridor gold mainly occurs in a conglomerate unit called the Kimberley Reef. The central portion of the corridor has uplifted by two northwesterly trending sub-parallel faults, and as a result, the gold-bearing areas lie at relatively shallow depths of 250-750 m.

Over 125,000 m (410,000 ft) of drilling in 193 holes was completed on the project by Great Basin to February 2005, outlining mineral resources in an area of thirteen contiguous farms. In 2005, the Company initiated a Feasibility Study; the results were announced in May 2006.

Burnstone – Property Agreements

In November 2002, Great Basin entered into an option agreement (the “Option to Purchase Agreement”) with Southgold Exploration (Proprietary) Limited (“Southgold”) and the then shareholders of Southgold (the “Legacy Southgold Shareholders”) to purchase, on a staged basis, up to 100% of Southgold. Southgold is a private South African company that, at the time, held rights to acquire a 100% interest in the Burnstone Gold Property. Any future mining will be subject to government legislation that provides for Historically Disadvantaged South Africans (“HDSA”) to earn an interest in mining developments.

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Pursuant to the Option to Purchase Agreement, Great Basin completed its purchase of Southgold by making an initial US$1.25 million ($2,007,561) payment, by conducting a US$1.5 million work program in early 2003, and by making cash, share and share purchase warrant payments to the Legacy Southgold Shareholders in two staged tranches. The first tranche of the acquisition was made in April 2003 and the second tranche was made in January 2004, completing Great Basin’s acquisition of Southgold.

On October 10, 2003, pursuant to a prospecting agreement (the “Prospecting Agreement”) dated October 17, 2000 between GFL Mining Services Limited (“GFL”), Randex Limited (“Randex”), and Southgold, Southgold elected to purchase certain mineral rights held by GFL and Randex totaling 11,563 hectares within the Burnstone Property which were not covered under Southgold's then-existing rights, for ZAR 35 million ($6,695,598) subject to a net smelter return royalty ranging from 1% to 2% (tiered to the gold price), and payable to GFL. The Company funded Southgold's purchase of these rights. Current South African legislation abolishes private ownership of mineral rights (and, possibly, royalties which are bound with those rights) and replaces them with a system which vests mineral tenure in the State. Under the terms of the Prospecting Agreement, in the event of a change in the mineral rights regime in South Africa, the parties agreed to negotiate amendments to the Prospecting Agreement, if possible without causing undue hardship to each of the parties.

In April 2005, Great Basin signed a Heads of Agreement (the "HoA") with Tranter Investments (Proprietary) Limited (“Tranter”), a closely-held black economic empowerment (“BEE”) company, in relation to the Burnstone Gold Project. The HoA creates a framework for Great Basin to fulfill the HDSA requirements by way of participation by a BEE entity in the mineral project as a condition to ongoing security of mineral tenure.

The HoA sets out the terms whereby Tranter may, subject to certain conditions, acquire an interest in Southgold. Such interest is to be acquired at a consideration yet to be determined and Great Basin may provide certain financial assistance to Tranter in relation to the acquisition.

As a condition of completion of the transaction, Tranter must undertake a restructuring of its current shareholding to ensure more broad-based BEE participation by various historically disadvantaged groups. The HoA contemplates that certain on-going restrictions will apply to Tranter, which restrictions are designed to ensure that Tranter will continue to qualify as a BEE company as defined under the legislation.

Completion of the transaction is also subject to a number of conditions precedent, including the negotiation of definitive agreements, the approval of the transaction by the boards of Tranter and Great Basin, and South African and Canadian regulatory and securities approvals, including compliance with related party transaction requirements which may apply by virtue of the interests of two of the Great Basin directors in the transaction. Further details of the transaction will be released upon the signing of the relevant definitive agreements.

Concurrently, Great Basin is preparing and filing applications to convert its “old order” rights to “new order” rights on the Burnstone property. During the quarter, the Company acquired eight of ten prospecting rights for the proposed mining areas. Prospecting rights that have been granted to Great Basin cover an area of approximately 30,000 hectares.

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Burnstone Gold Project – Property Activities

Feasibility Study and Underground Development

All information contained in this management discussion relating to the contents of the Feasibility Study, including but not limited to statements of the Burnstone project's potential and information such as capital and operating costs, production summary, and financial analysis, are "forward looking statements" within the definition of the United States Private Securities Litigation Reform Act of 1995. The information relating to the possible construction of conveyor, grinding and leaching plant facilities also constitutes such "forward looking statements." The Feasibility Study was prepared to quantify the Burnstone project's capital and operating cost parameters and to determine the project's likelihood of feasibility and optimal production rate. The capital and operating cost estimates which were used have been developed based on detailed capital cost to production level relationships.

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Burnstone project. The mineralized material at the Burnstone project is currently classified as a measured and indicated resource, and a portion of it qualifies under Canadian mining disclosure standards as a proven and probable reserve, but readers are cautioned that no part of the Burnstone project’s mineralization is yet considered to be a reserve under US mining standards, as all necessary mining permits would be required in order to classify the project’s mineralized material as an economically exploitable reserve under US Securities and Exchange Commission standards. Although final feasibility work has been done to confirm the mine design, mining methods and processing methods assumed in the Feasibility Study, construction and operation of the mine and processing facilities depend on securing environmental and other permits on a timely basis. No permits have yet been applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Although costs, including design, procurement, construction and on-going operating costs and metal recoveries have been established at a level of detail required for a Feasibility Study, final costs could be materially different from those contained in the Feasibility Study. There can be no assurance that infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The Feasibility Study assumes specified, long-term prices levels for gold. The price of this metal is historically volatile, and the Company has no control of or influence on its price, which is determined in international markets. There can be no assurance that the price of gold will continue at current levels or that it will not decline below the prices assumed in the Feasibility Study. Prices for gold have been below the price ranges assumed in Feasibility Study at times during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available on acceptable terms. Other general risks include those ordinary to very large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns. South African mining tenure laws require that significant economic ownership in Burnstone be held by historically disadvantaged peoples and for which ownership rights the Company may not be significantly compensated. The economics of the Burnstone Project are sensitive to the US Dollar and South African Rand exchange rate and this rate has been subject to large fluctuations in the last several years.

The Burnstone Gold Project is located in the South Rand area of the Witwatersrand goldfield. Positive results were received from a Feasibility Study of Area 1 of the Project in May 20061. The financial analysis was done at a gold price of US$450/oz, and assumed 100% ownership and 100% equity finance. The estimated pre-tax results from the financial model are:

  14 year mine life, including 4 year pre-production period
  Annual production of 214,000 ounces of gold at full production
  Capital cost of US$144.5 million
  Operating cost of US$36.63 per tonne milled
  Cash cost of US$254.42 per ounce
  Total cost of US$323.11

______________________________________________
1 Geology and mineral resources were prepared for the Feasibility Study by H Meadon, Pr.Sci.Nat., HM Exploration CC, and GJ van der Heever, Pr.Sci.Nat., GeoLogix Mineral Resource Consultants (Pty) Ltd. Mineral Reserves, mine planning and design aspects were developed by Turgis Consulting (Pty) Ltd., under the supervision of AD Pooley, Pr.Eng. Mill process and plant design work was done by MDM Ferroman, and metallurgical testwork by Mintek Laboratories, all under the supervision of David Dodd, SAIMM. Environmental & permitting, tailings, water supply and infrastructure studies were conducted by Knight Piesold (Pty) Ltd. and subcontractors, under the supervision of Joanna Goeller, Environmental Impact Assessment Practitioner and R.J. Scheurenberg, Pr,Eng., of Knight Piesold. Compensation and benefits recommendations and social and human resources aspects were mainly developed by Remchannel (Pty) Ltd. and Naledi Development (Pty) Ltd., respectively. The financial analysis was completed by Minefill Services, Inc., under the supervision of David Stone, P.Eng. The compiled data was provided to Behre Dolbear & Company to complete a review and the 43-101 feasibility report. Work by Behre Dolbear was completed by Derek Rance, P.Eng.

MANAGEMENT'S DISCUSSION AND ANALYSIS PERIOD ENDED SEPTEMBER 30, 2006
  Pre-tax Net Present Value at 5% discount of US$138.9 million
  Internal Rate of Return 18.3%

Further details are provided in the Company’s Management Discussion and Analysis for the second quarter of 2006 and in the May 2006 technical report, which has been filed at www.sedar.com.

The Feasibility Study mine plan is based on the mineral resources in the portion of the deposit previously known as Area 1. Later development of additional mineral resources is expected.

The Feasibility Study recommends flexible, mechanized materials handling and conventional narrow reef underground mining, utilizing a combination of decline and vertical shaft for access. Development will occur in two phases. A 4.5 -m wide by 4.8 -m high decline will be developed, first, to enable early access to the ore body to allow a 26,000 tonne bulk sample to be extracted and processed. Secondly, a 7.5 -m diameter vertical shaft will be developed and commissioned. For full production, men and equipment will use the decline for access and the shaft will be used for hoisting ore and mine rock to surface.

Following the receipt of the Feasibility Study, the Company immediately initiated the process to secure permits and begin site preparation for the exploration decline.

Prospecting rights were received in August and October. These cover about 67% of the property, including the area of the current mine plan, with two remaining rights yet to be received.

On July 7, 2006 Great Basin commenced with the construction of the access portal. To October 18, the decline had been advanced to 155 m. Stage one of the development program that encompasses construction of the decline and taking a bulk sample will be completed.

Exploration

Exploration on outlying portions of the property has continued in 2006.

Rehabilitation of historical workings and underground sampling took place on the farms Rietbult, Roodepoort, and Rietfontein farms. A permit application to dewater the old workings on all farms was initiated to facilitate further sampling of any remaining reefs that were not extracted.

Surface trenching (approximately 2,377 m (7,800 ft)) was completed on Rietfontein to establish structural trends along the Kimberley and MK2 reefs on the farm. Seven short holes, totaling approximately 601 m (1,970 ft), has been completed to the end of June.

Drilling was completed down dip from the historical mine workings on the farm Roodepoort. Nine holes, totaling 2,450 m (8,000 ft), were drilled at Roodepoort (April to June inclusive). In addition, 900 m (2,950 ft) of trenching has been done.

MANAGEMENT'S DISCUSSION AND ANALYSIS PERIOD ENDED SEPTEMBER 30, 2006

1.2.3        Casino Property, Yukon, Canada

Great Basin also holds the Casino copper-gold property, located in the Yukon Territory, Canada. The Company conducted exploration on the property in the 1990s.

Farmout Agreement

The Company owns a group of 161 mineral claims, some of which are subject to a 5% net profits from production royalty. During May 2000, the Company granted an option whereby Wildrose Resources Ltd., the optionee, could earn the right to purchase 55 claims for $1 on the 20th anniversary of the option agreement. As consideration, the optionee agreed to incur all annual filing fees and assessment work on the 55 claims under option and 83 other claims. Alternatively, the optionee may purchase the 55 claims for a one time payment of $200,000 without further obligation in respect of the Company’s 83 claims. Should the optionee acquire the 55 claims, the optionee would be subject to a further 5% net profits interest, payable to the Company.

On July 15, 2002, the Company agreed to option the Casino Property to Lumina Copper Corp. ("Lumina") (formerly CRS Copper Resources Ltd.), subject to existing net profits royalty agreements and the Wildrose option agreement on a portion of the Casino property. Under the terms of the agreement, Great Basin granted Lumina an option (the "Option") to purchase 100% of Great Basin’s interest in the claims and interests comprising the property for $1,000,000 (plus applicable taxes), payable at the option of Lumina in cash or Lumina common shares, provided that Lumina shares were listed on a recognized stock exchange and had certain minimum trading volumes.

The Option was exercisable at any time to July 15, 2007, subject to written notice and confirmation that the terms of the Option have been met. Lumina was required to make interim option payments to Great Basin at the time that Lumina is listed on a stock exchange, consisting of warrants to purchase 100,000 shares for a period of two years at an exercise price which reflected the maximum discount from the prevailing Lumina market price permitted by the policies of the relevant stock exchange. Lumina would issue further warrants on each anniversary date thereafter to a maximum of warrants to purchase 300,000 Lumina shares.

In June 2003, Lumina listed on the TSX Venture Exchange and accordingly, the Company received a first tranche of warrants to purchase 100,000 shares at an exercise price of $1.80 until May 23, 2005. In May 2004, the Company received a second tranche of warrants to purchase 100,000 shares at an exercise price of $5.80 until May 21, 2006. In March 2005, the Company received from Lumina a third tranche of warrants to purchase 100,000 shares at an exercise price of $9.22 until March 14, 2007.

In May 2005, Lumina completed a statutory plan of arrangement to reorganize Lumina into four separate companies (Regalito Copper Corp., Northern Peru Copper Corp., Lumina Resources Corp., and Global Copper Corp.), of which all are listed on the TSX. Pursuant to the terms of the Lumina plan of arrangement, upon exercise of each warrant the Company was to receive one common share of each of the four companies. The exercise price remained unchanged. On February 14, 2006, the Company and Regalito Copper Corp. (“Regalito”), the successor company to Lumina, agreed to cancel these warrants and replace them with the following, exercisable until March 14, 2007:

  100,000 warrants of Northern Peru Copper Corp. exercisable at a price of $0.06 per share
  100,000 warrants of Lumina Resources Corp. exercisable at a price of $0.07 per share
  100,000 warrants of Global Copper Corp. exercisable at a price of $0.31 per share

MANAGEMENT'S DISCUSSION AND ANALYSIS PERIOD ENDED SEPTEMBER 30, 2006

Also pursuant to the February 14, 2006 agreement, the Company and Regalito agreed that in the event, at any time prior to March 14, 2007, the shares of Regalito are purchased by a third party pursuant to a takeover bid or a similar acquisition for an amount greater than $8.78 per share, Regalito will pay to the Company, the cash difference between such price and $8.78 multiplied by 100,000.

In June 2006, the Company exercised the warrants in Northern Peru Copper Corp. and Global Copper Corp. All the shares were sold in June and July 2006. In September 2006, the Company exercised the warrants in Lumina Resources Corp. and sold the related shares.

Lumina has the right to conduct exploration work on, or in respect of, the Casino Property at its cost, or to make payments in lieu to keep the property in good standing during the period of the Option. If Lumina elects to terminate the agreement without exercising the Option or allows it to lapse, Lumina must pay to Great Basin a "break fee" of $25,000 (plus applicable taxes). If the Option is not exercised and is terminated, Lumina is required to pay property holding costs for a minimum period of two years from the effective date of termination.

In the event the Option is exercised and a decision is made to put the Casino Property into commercial production, Lumina agreed to pay Great Basin $1 million (plus applicable taxes) within 30 days of that decision.

1.2.4        Market Trends

Gold prices have been increasing over the past two years. The gold price increased from an average of US$410/oz in 2004 to US$445/oz in 2005. The gold price has also increased in 2006, averaging US$599/oz to mid October.

1.2.5        Activities

As detailed in Items 1.2.1 through 1.2.3 above, the main activities in the first nine months of fiscal 2006 have been the completion of the Burnstone Feasibility Study and initiation of the development of a underground access decline on the Burnstone Project; monitoring underground drilling and ongoing feasibility work by Hecla at the Hollister Development Block, preparing an updated Preliminary Assessment of the HDB Project; and other activities associated with an application for a listing of the Company on the Johannesburg Stock Exchange. In addition, the Company initiated a surface exploration program on the Hollister Property.

MANAGEMENT'S DISCUSSION AND ANALYSIS PERIOD ENDED SEPTEMBER 30, 2006

1.3           Selected Annual Information

In thousands of Canadian dollars, except per-share figures and number of shares. Small differences arise from rounding.

	As at and for the years ended
	December 31	December 31	December 31
	2005	2004	2003
		(restated)

Current assets	$17,990	$17,839	$22,052
Mineral properties	98,630	98,630	30,668
Other assets	69	65	81
Total assets	116,689	116,534	52,801

Current liabilities	700	752	818
Future income taxes	19,364	24,596	–
Shareholders equity	96,625	91,186	51,983
Total liabilities and shareholders’ equity	116,689	116,534	52,801

Working capital	17,290	17,087	21,234

Expenses
Conference and travel	336	207	326
Exploration	3,885	7,691	7,928
Financial advisory and finders' fees	–	106	147
Foreign exchange loss (gain)	(3,114)	2,410	532
Interest and other	(480)	(506)	(936)
Legal, accounting and audit	503	282	273
Office and administration	1,222	894	884
Recovery of accounts receivable previously written off	–	–	(367)
Stock-based compensation – exploration	19	754	786
Stock-based compensation – office and administration	457	1,720	1,346
Shareholder communications	284	232	754
Trust and filing	86	226	204
Loss before the under noted and income taxes	3,198	14,016	11,877
Loss (gain) on sale of investments	193	–	(4,379)
Mark-to-market adjustment on investments	166	–	–
Loss before income taxes	3,557	14,016	7,498
Future income tax recovery	(1,993)	(1,850)	–
Loss for the year	$1,564	$12,166	$7,498

Basic and diluted loss per share	$(0.02)	$(0.14)	$(0.12)

Weighted average number of common shares
outstanding	91,908,700	85,370,853	60,061,869

MANAGEMENT'S DISCUSSION AND ANALYSIS PERIOD ENDED SEPTEMBER 30, 2006

1.4           Summary of Quarterly Results

In thousands of Canadian dollars, except per-share figures and number of shares. Small differences may arise due to rounding.

			As at and for the quarter ended
	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31
	2006	2006	2006	2005	2005	2005	2005	2004
Current assets	39,989	42,570	16,985	17,990	17,724	20,068	21,844	17,839
Mineral properties	110,910	98,630	98,630	98,630	98,630	98,630	98,630	98,630
Other assets	1,408	141	96	69	69	71	65	65
Total assets	152,307	141,341	115,711	116,689	116,423	118,769	120,539	116,534

Current liabilities	1,064	965	516	700	359	662	1,297	752
Future income taxes	15,355	14,475	19,964	19,364	19,720	19,998	21,520	24,596
Shareholders equity	135,888	125,701	95,231	96,625	96,344	98,109	97,722	91,186
Total liabilities and equity	152,307	141,341	115,711	116,689	116,423	118,769	120,539	116,534

Working capital	38,925	41,605	16,469	17,290	17,365	19,406	20,547	17,087

Expenses
Amortization	8	6	1	–	–	–	–	–
Conference and travel	169	302	200	184	99	34	20	32
Exploration	2,320	960	640	954	1,271	883	777	1,319
Fin. advisory & finders' fees	–	–	–	–	–	–	–	(101)
Foreign exchange loss (gain)	(480)	(2,706)	580	118	288	(1,659)	(1,861)	2,090
Interest and other expense
(income)	(467)	(254)	(145)	(130)	(115)	(121)	(114)	77
Legal, accounting and audit	131	128	106	157	140	142	64	66
Office and administration	953	913	570	233	407	283	299	229
Shareholder communications	64	109	89	47	58	99	80	46
Stock-based compensation –
exploration	238	493	136	27	2	(13)	3	5
Stock-based compensation –
office and administration	838	866	328	367	121	(32)	1	27
Trust and filing	7	11	86	7	6	5	67	2
Loss (income) before under-
noted and taxes	3,781	828	2,591	1,964	2,277	(379)	(664)	3,792
Loss (profit) on sale of
investments	(35)	(76)	–	–	–	–	193	–
Mark-to-market adjustments	–	(11)	(202)	121	(93)	138
Loss (income) before taxes	3,746	741	2,389	2,085	2,184	(241)	(471)	3,792
Future income tax expense
(recovery)	(1,718)	(1,980)	–	(463)	(296)	(191)	(1,043)	(456)
Loss (income) for the period	2,028	(1,239)	2,389	1,622	1,888	(432)	(1,514)	3,336

Basic and diluted income
(loss) per share	$(0.02)	$0.01	$(0.03)	$(0.02)	$(0.02)	$0.00	$0.02	$(0.04)
Weighted average number of
common shares outstanding
(thousands)	111,308	99,627	93,870	92,318	92,113	92,113	91,074	86,523

MANAGEMENT'S DISCUSSION AND ANALYSIS PERIOD ENDED SEPTEMBER 30, 2006

1.5           Results of Operations

For the three months ended September 30, 2006, the Company incurred a loss of $2,027,780 as compared to a loss of $1,888,416 in the third quarter of 2005. The increase is due mainly to higher exploration costs of $2,320,315 compared to $1,271,006 in the prior year as the Company initiated further exploration activities on its Burnstone and Hollister Properties. Office and administration costs increased by $953,443 in the third quarter of 2006 compared to $406,801 in the third quarter of 2005, mainly due to additional administrative activities required to support the increased exploration activities and the Company’s application for a secondary listing of the Company’s shares on the Johannesburg Stock Exchange. The Company also has employed more staff, including executive personnel, in the quarter ended September 30, 2006, in its office in Johannesburg, South Africa. The Company recognized $1,075,818 in stock-based compensation expense during the three months ended September 30, 2006 compared to $123,553 in the comparable 2005 period. The higher loss was offset by increased interest income due to higher cash balances on hand during the quarter, and future income tax recovery from deductible exploration expenditures and losses incurred by the Company’s South African subsidiary during the quarter.

Excluding stock-based compensation, the Company incurred exploration costs for the three months ended September 30, 2006 of $1,581,235 (2005 – $626,624) on the Burnstone Property and $549,189 (2005 – $213,323) on the Hollister Property.

The main expenses incurred during the quarter on the Hollister Property relate to monitoring ongoing activities and exploratory drilling. These costs include $57,261 for drilling (2005 – $nil), $38,065 for engineering (2005 – $9,855), $172,771 for geological (2004 – $9,418), $122,282 for environmental, socio-economic and land work (2005 – $39,179) and $132,954 for property fees (2005 – $142,884).

At the Burnstone Property, the main activities focused on further exploration targets on the property and bulk sampling activities, which includes planning and scoping, surface infrastructure, portal construction, personnel salaries and outsourced services. The main expenses incurred were for the bulk sample (2006 – $1,291,684, 2005 – $nil), drilling (2006 – $242,621, 2005 – $nil) and environmental, socio-economic and land work (2006 – $48,009, 2005 – $11,854).

In addition to activities at the Burnstone and Hollister Properties, $31,737 in drilling costs, $44,480 in geological costs and $14,063 in site activities were incurred during the three months ended September 30, 2006 on exploration activities on properties adjacent to Burnstone.

For the nine months ended September 30, 2006, the Company incurred a loss of $3,177,668 as compared to income of $57,528 in the comparative period of fiscal 2005, due mainly to an increase in stock-based compensation expense of $2,899,149 (2005 – $82,733) and higher office and administration costs of $2,435,557 (2005 – $988,701). The increase in office and administration is due in part to the increase in the number of permanent staff employed in the Company’s office in South Africa in the current year. The increase in stock-based compensation is due to the granting of options in the current year. The Company also recognized a gain on sale of investments of $111,405 (2005 – loss of $193,150) and a mark-to-market gain on its investments of $212,600 (2005 – write-down of $45,000) in the nine month period ending September 30, 2006.

MANAGEMENT'S DISCUSSION AND ANALYSIS PERIOD ENDED SEPTEMBER 30, 2006

Excluding stock-based compensation, exploration costs for the period ended September 30, 2006, were $2,318,775 (2005 – $2,364,716) for the Burnstone Property and $703,291 (2005 – $242,979) for the Hollister Property.

At the Hollister Property, the main costs were $57,261 for drilling (2005 – $nil), $106,935 for engineering (2005 – $39,833), $231,144 for geological (2005 – $48,281) and $167,200 for environmental (2005 – $41,841). The exploration expenses on Hollister also include a maintenance payment from Hecla of approximately US$64,340 ($84,000).

At the Burnstone Property, the main exploration expenses for the period ended September 30, 2006, were for the bulk sample (2006 – $1,291,684, 2005 – $nil), drilling (2006 – $252,304, 2005 – $472,917), engineering (2006 – $244,794, 2005 – $818,178), geological (2006 – $115;884 2005 – $407,300), site activities (2006 – $94,325 2005 – $160,081), and property fees (2006 – $97;142, 2005 – $132,038).

In addition to activities at the Burnstone and Hollister Properties, $334,162 for drilling, $194,280 for geological and $110,151 for site activities were incurred during the nine months ended September 30, 2006 on exploration activities on properties adjacent to Burnstone.

1.6           Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings, the exercise of warrants and options and a bought deal in 2006. The Company's access to exploration financing when the financing is not transaction-specific is always uncertain. There can be no assurance of continued access to significant equity funding.

In July 2006, the Company completed a private placement financing of 3,333,334 common shares at $2.25 per share for gross proceeds of approximately $7,500,000. The Company incurred share issue costs of approximately $466,000 for net proceeds of approximately $7,034,000.

In May 2006, the Company completed an offering of 11,200,000 common shares at $2.25 per share for gross proceeds of $25,200,000. The Company paid to the underwriters a commission of $1,512,000 and granted compensation options (“warrants”) to purchase 672,000 common shares at an exercise price of $2.60 per common share until May 18, 2007. The Company incurred other share issue costs of approximately $491,000 for net proceeds of approximately $23,197,000.

The net proceeds from these issues will be used for exploration and development at the Burnstone Project and the Hollister Development Block Project, as well as for working capital.

At September 30, 2006, the Company had working capital of approximately $38.9 million, which is sufficient to fund its exploration programs, operating costs and working capital for the next twelve months. As the Company chooses to proceed on the programs on its properties, it will need to raise additional funds for such expenditures from time to time.

MANAGEMENT'S DISCUSSION AND ANALYSIS PERIOD ENDED SEPTEMBER 30, 2006

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations, other than maintenance payments on the mineral properties and routine office leases.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7           Capital Resources

At September 30, 2006, Great Basin had working capital of approximately $38.9 million, as compared to $17.3 million at December 31, 2005. The Company has no long term debt.

At September 30, 2006, the Company had approximately 112.7 million common shares issued and outstanding. There have been no material changes to the number of shares outstanding as of the date of this MD&A.

1.8           Off-Balance Sheet Arrangements

None.

1.9           Transactions with Related Parties

Hunter Dickinson Inc. ("HDI") is a private company owned equally by nine public companies, one of which is the Company. HDI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996. During the period ended September 30, 2006, the Company paid HDI $1,272,309 compared to $793,516 during the same period in fiscal 2005, for these services and exploration programs to evaluate data on the Hollister Property and the Hollister Development Block Project, to prepare for an underground exploration program and to continue exploration and development work, including the finalizing of a feasibility study on the Burnstone Project.

Hunter Dickinson Group Inc. is a private company with certain directors in common that provided consulting services to the Company. During the period ended September 30, 2005, the Company paid $9,600 to Hunter Dickinson Group Inc. for such services.

During the period ended September 30, 2006, the Company paid $108,617 (2005 – $147,491) to a private company owned by a director, for engineering and project management services at market rates.

The Company paid $34,697 (2005 – $77,626) to a private company of which a director of the Company is an officer, for certain accounting and administrative services at rates negotiated while the officer was dealing at arm’s length with the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS PERIOD ENDED SEPTEMBER 30, 2006

The Company shares premises and other facilities on a cost-sharing arrangement (with no profit element involved for either party), with a subsidiary of Anooraq Resources Corporation, which is a Canadian public with certain directors in common with the Company. For the period ended September 30, 2006, the Company paid $196,510 pursuant to this arrangement.

1.10           Fourth Quarter

Not applicable.

1.11           Proposed Transactions

There are no proposed assets or business acquisitions or dispositions, other than those in the ordinary course, which are before the board of directors for consideration.

1.12           Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the most recent annual consolidated financial statements. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These estimates include:

  mineral resources and reserves, and
  the carrying values of mineral properties,
  the carrying values of property, plant and equipment, and
  the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operations.

Mineral resources and reserves, and the carrying values of mineral properties, and of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the estimated resources and reserves, which in turn could have a material effect on the carrying value of property, plant and equipment.

The carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties. The value of the common shares issued is the fair market value, based on the trading price of the shares at the agreement and announcement date, pursuant to the terms of the relevant agreement. The Company uses the Black-Scholes pricing model to estimate a value for the warrants issued upon the acquisition of a property. This model, and other models which are used to value options and warrants, require inputs such as expected volatility, expected life to exercise, and interest rates.

MANAGEMENT'S DISCUSSION AND ANALYSIS PERIOD ENDED SEPTEMBER 30, 2006

Changes in any of these inputs could cause a significant change in the carrying value initially recorded for mineral properties.

Site restoration costs

Upon the completion of any mining activities, the Company will ordinarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. The estimated costs of these reclamation activities are dependent on labour costs, the environmental impacts of the Company's operations, the effectiveness of the chosen reclamation techniques, and on applicable government environmental standards. Changes in any of these factors could cause a significant change in the reclamation expense charged in a period.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to directors, employees, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

1.13           Changes in Accounting Policies including Initial Adoption

None.

1.14           Financial Instruments and Other Instruments

None.

1.15           Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1        Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is a non-venture issuer.

MANAGEMENT'S DISCUSSION AND ANALYSIS PERIOD ENDED SEPTEMBER 30, 2006

1.15.2        Disclosure of Outstanding Share Data

The following details the share capital structure as at November 9, 2006, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise	Number
Equity type	Expiry date	price	granted	Total
Common shares				112,890,213

Share purchase options	November 30, 2006	$ 1.59	10,000
	November 30, 2006	$ 1.75	160,000
	November 30, 2006	$ 1.62	42,500
	September 28, 2007	$ 1.15	500,000
	December 14, 2007	$ 1.14	15,000
	December 20, 2007	$ 1.17	854,000
	December 19, 2008	$ 1.62	2,100,000
	March 31, 2009	$ 2.07	3,011,000
	March 31, 2009	$ 2.45	180,000
	April 30, 2009	$ 2.07	107,500
	April 30, 2009	$ 2.45	456,500
	October 23, 2009	$ 2.07	400,000
	December 31, 2010	$ 1.14	680,000
	April 30, 2011	$ 2.45	1,255,000	9,771,500

Warrants	May 18, 2007	$2.60	672,000
	July 18, 2008	US$1.80	2,000,000	2,672,000

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Company’s projects. Certain of the mineralized material at the Company’s projects is currently classified as a measured and indicated resource, and a portion of it qualifies under Canadian mining disclosure standards as a proven and probable reserve, but readers are cautioned that no part of the Company’s projects' mineralization is considered to be a reserve under US Securities and Exchange Commission reporting standards. For US Securities and Exchange Commission reporting standards, full feasibility studies would be required, which would likely require additional drilling and metallurgical studies, supplementary process tests and other engineering and geologic work. Additionally, all necessary mining permits are required in order to classify the projects' mineralized material as an economically exploitable reserve. There can be no assurance that any of this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, that might ultimately qualify as a reserve or what the grade of such reserve amounts would be. Final feasibility work has not been done to confirm the mine design, mining methods and processing methods assumed by the Company in its Burnstone pre-feasibility study. Future feasibility studies could determine that the assumed mine designs, mining methods and processing methods are not correct. Construction and operation of mines and processing facilities depend on securing environmental and other permits on a timely basis. No permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis.

The Company’s projects will require major financing, probably a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available on acceptable terms, or not at all. A significant increase in costs of capital could materially adversely affect the value and feasibility of constructing the Company’s projects. Other general risks include those ordinary to very large construction projects, including the general uncertainties inherent in engineering and construction costs, the need to comply with generally increasing environmental obligations, and the accommodation of local and community concerns.

Further, South African mineral tenure laws require that significant economic ownership in the Company’s South African projects be held by historically disadvantaged peoples, and for which ownership rights the Company may not be sufficiently, or at all, compensated. The economics of the Company’s projects are sensitive to the Canadian Dollar, US Dollar and South African Rand exchange rates and these rates have been subject to large fluctuations in the past several years.